File Number: 57501-8

Web site: www.langmichener.com

Direct Line: (604) 691-7410
Direct Fax Line: (604) 893-2669
E-Mail: mtaylor@lmls.com

Janauary 11, 2007

BY COURIER & FILED BY EDGAR
MAIL STOP: 4561

The United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-7010

Attention:      Mr. Mark P. Shuman, Branch Chief – Legal

Dear Mr. Shuman:

Magenta Media (US) Inc.
Registration Statement on Form SB-2
Filed November 8, 2006
SEC File No. 333-138519

We write on behalf of Magenta Media (US) Inc. (the “Company” or “Magenta”) in response to the Staff’s letter of December 1, 2006 signed by Mr. Mark P. Shuman, Branch Chief - Legal of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Form SB-2 filing (the “Comment Letter”). On behalf of the Company, we have filed with the Commission via the EDGAR system, an Amendment No. 1 to the Registration Statement on Form SB-2 (as revised, the “Form SB-2/A1”). We enclose with this letter two copies of the Form SB-2/A1, plus two copies that have been redlined to show the changes from the previous Form SB-2 filing.

In addition to the Form SB-2/A1, we also provide below our item-by-item responses to the comments made in the Comment Letter. The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter. Capitalized terms used herein and not defined have the same meanings given such terms in the Form SB-2/A1.

General

1.	Please update the financial statements and the related disclosure included in this registration statement to comply with Item 310(g) of Regulation S-B.

In response to Staff’s comment, the Company has updated the financial statements and the related disclosure included in the Form SB-2/A1 to comply with Item 310(g) of Regulation S-B.

Part II, page II-1

Item 28. Undertakings, page II-8

2.

Please revise your registration statement to include all undertakings that apply to this offering. In this regard, it appears as though Magenta is subject to rule 430C and should include any corresponding undertakings. Also, it appears as though your registration statement includes undertakings that are not applicable to this offering. For example, we note that subsection 4 of your undertakings reference the initial distribution of securities. Please revise or advise.

In response to Staff’s comment, the Company has revised the Form SB-2/A1 to include all undertakings that apply to this offering. In addition, the Company has removed subsection 4 of the undertakings regarding the initial distribution of securities because it is not applicable.

Report of Independent Registered Public Accounting Firm, page F-35

3.

Explain why the auditor is located in Vancouver, BC, Canada while the registrant’s offices are located in London, England. Tell us how the auditor was able to perform the audit engagement in accordance with PCAOB standards in view of the differing locations.

In response to Staff’s comment, the Company provides the following explanation as to the engagement of Staley, Okada & Partners as the Company’s auditors and how the audit was performed by Staley, Okada & Partners in accordance with PCAOB standards in view of the differing locations.

Staley, Okada & Partners is registered with the United States Public Company Accounting Oversight Board (“PCAOB”).

Staley, Okada & Partners is the public independent accountant for many SEC registrants including both foreign private issuers and U.S. domestic registrants.

Staley, Okada & Partners has been the Company’s auditor since inception. They are professional and qualified. Five of seven partners of Staley, Okada & Partners, including the lead and concurring partners, are U.S.-qualified CPAs and are registered in their respective states of qualification.

The cost to the Company of obtaining a PCAOB registered auditor located in the United States would have been cost prohibitive. In addition, the Company’s initial attempts at securing a U.S. auditor located either in the U.K. or the U.S. was extremely difficult as many were not accepting clients either due to the Company’s size or they stated they were too busy.

For business purposes, it was convenient to have Staley, Okada & Partners as auditors since the Company’s U.S. accountants and U.S. legal counsel are also located in Vancouver, Canada. The books and records of the U.S. Company is maintained in Vancouver, Canada. In addition the minute book of the U.S. Company is maintained in Vancouver, Canada at the office of the U.S. legal counsel.

It is likely that, should the Company open an office in North America, it would be in Vancouver, Canada as all of the Company’s advisors and professionals are located there. There have been no financial commitments to do this at this time.

All of the required U.K. audit field work was performed in London, England by Staley, Okada & Partners’ audit partner and staff. The U.S. audit field work was performed in Vancouver, Canada where the U.S. accountants reside. All of the U.S. books and records are located in Vancouver, Canada.

Staley, Okada & Partners was the only auditor engaged in the audit of both the U.K. and U.S. audits.

4.

Please explain why the audit report and financial statements cover the period from incorporation, May 26, 2005 as opposed to the date of inception. It is not clear that your financial statements and audit report comply with the SFAS No. 7 reporting requirement to cover periods from inception.

In response to Staff’s comment, the Company advises that the audit report dated September 20, 2006 and the financial statements of Hasox Inc., which were incorporated in the Company’s initial filing of the Form SB-2 on November 8, 2006, cover the period from incorporation, May 23, 2005 as opposed to the date from inception (i.e. February 18, 2004) of Magenta New Media Ltd. as required by SFAS No. 7 paragraph 11, because the Company did not complete the reverse acquisition until May 23, 2006 and therefore, the Company was not a consolidated entity as at September 30, 2005.

The same explanation above would apply to the financial statements of Magenta New Media Ltd. for the years ended September 30, 2005 and 2004, which were also incorporated in the Company’s initial filing of the Form SB-2 on November 8, 2006, and which cover the period from incorporation, February 18, 2004, to September 30, 2005.

In addition, the Company advises that the accompanying consolidated financial statements of Magenta Media (US) Inc. for the years ended September 30, 2006 and 2005 comply with paragraph 11 of SFAS No.7, which covers the period from inception (i.e. February 18, 2004) to September 30, 2006.

Balance Sheets as of June 30, 2006 (unaudited) and September 30, 2005 and 2004 (audited), pages F-2 and F-16

5.	Cash in trust appears to imply there may be restrictions on use of the cash. Please revise to clarify and if restricted explain why current classification is appropriate.

In response to Staff’s comment, the Company advises that the Cash In Trust account balance in Magenta New Media Ltd.’s financial statements for the years ended September 30, 2005 and 2004, which were incorporated in the Company’s initial filing of the Form SB-2 on November 8,

2006, had no restrictions. Magenta New Media Ltd. did not have a bank account as at September 30, 2004 and therefore, had its cash held in trust by one of its corporate shareholders.

Magenta New Media Ltd. was only able to open a bank account during the year ended September 30, 2005. Therefore, for comparative and classification purposes, the account Cash In Trust was included in Magenta New Media Ltd.’s financial statements for the years ended September 30, 2005 and 2004.

In addition, the Company advises that the accompanying consolidated financial statements of Magenta Media (US) Inc. for the years ended September 30, 2006 and 2005 contain balance sheets with the line item “Cash” rather than “Cash and Cash in Trust”.

If you have any questions or require any additional information or documents, please telephone the undersigned at (604) 691-7410.

Yours truly,

/s/ Michael H. Taylor
Michael H. Taylor
for Lang Michener LLP

MHT/iag
Encls.

cc:	Magenta Media (US) Inc.
Attention: Mr. Nathan Amery, President